UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
Amendment No. ___)*

BROADWAY FINANCIAL CORP., 4800 Wilshire Blvd., Los Angeles, CA 90010

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

111444 10 5

(CUSIP Number)

August 5, 2002

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of {Total Number of Pages}Pages

CUSIP NO. 111444 10 5	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GOLDEN STATE MUTUAL LIFE INSURANCE COMPANY 95-0780930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
	N/A	(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 56,594

	6	SHARED VOTING POWER None

	7	SOLE DISPOSITIVE POWER 56,594

	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,594

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC, CO

CUSIP No. 111444105	13G	Page 3 of 4 Pages

Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote: Shares

(ii)	Shared power to vote or direct the vote Shares

(iii)	Sole power to dispose or to direct the disposition of: Shares

(iv)	Shared power to dispose or to direct the disposition of: Shares

Item 5:	Ownership of Five Percent or Less of a Class

If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6:	Ownership of Not More Than Five Percent on Behalf of Another Person

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

N/A.

Item 8:	Identification and Classification of Members of the Group

N/A

Item 9:	Notice of Dissolution of Group

N/A

Item 10:	Certification

N/A

CUSIP No. 111444105	13G	Page 4 of 4 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

By	/s/ LARKIN TEASLEY Larkin Teasley Chairman, President & CEO